MIM Corporation
                               100 Clearbrook Road
                            Elmsford, New York 10523



                                October 22, 2001



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0309
Washington, D.C.  20549

Attention: Jeffrey P. Riedler
               Assistant Director

                   Re:  MIM Corporation
                        Registration Statement on Form S-3 (File No. 333-64972) Form RW-Application for Withdrawal
                        ------------------------------------------

Ladies and Gentlemen:

            Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), MIM Corporation, a Delaware corporation (the "Registrant"), hereby makes this application to withdraw the Registration Statement on Form S-3, File No. 333-64972, together with Amendment No. 1 and all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 12, 2001. The Commission has not declared the Registration Statement effective, and none of the shares of common stock covered by the Registration Statement have been sold pursuant to the Registration Statement.

            The Registrant is withdrawing the Registration Statement because it has received written notice from the selling shareholder named in the Registration Statement withdrawing its request to exercise its demand registration rights.

            Accordingly, the undersigned respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "withdrawn upon request of the registrant, the Commission consenting thereto."



                              Very truly yours,

                              MIM CORPORATION




                              By:  /s/ Barry A. Posner
                                  -----------------------------------------
                                  Name: Barry A. Posner
                                  Title:  Vice President & General Counsel